                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-43299

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 26, 1998)

                                1,100,000 SHARES

                                      LOGO
                              PRIMARK CORPORATION
                                  COMMON STOCK

     All of the 1,100,000 shares of Common Stock of Primark Corporation ("Primark" or the "Company") are being offered hereby (the "Offering") by certain shareholders of the Company, who were the prior owners of ICV Limited ("ICV"), an indirect wholly owned subsidiary of the Company, and being sold by the underwriter named below. See "Selling Shareholders" in the accompanying Prospectus and "Selling Shareholders" and "Underwriting" herein. The Company is not selling shares of Common Stock in this Offering and will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

     The Common Stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the symbol "PMK." On March 3, 1998, the last sale price of the Common Stock as reported on the NYSE was $43.625 per share.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================


                                                          PRICE      UNDERWRITING      PROCEEDS TO
                                                           TO        DISCOUNTS AND       SELLING
                                                         PUBLIC       COMMISSIONS    SHAREHOLDERS (1)
-----------------------------------------------------------------------------------------------------
Per Share............................................       $41.50          $1.45              $40.05
-----------------------------------------------------------------------------------------------------
Total (2)............................................  $45,650,000    $1,595,000       $44,055,000

================================================================================

(1) Before deducting expenses payable by the Selling Shareholders estimated at $20,000.

(2) The Selling Shareholders have granted the Underwriter a 30-day option to purchase up to 165,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriter will offer the additional shares of Common Stock to the public at the price to public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling Shareholders will be $52,497,500, $1,834,250 and $50,663,250, respectively.
                            ------------------------

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to the right of the Underwriter to reject any order in whole or in part, and to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland on or about March 9, 1998.

                                  BTALEX.BROWN
            The date of this Prospectus Supplement is March 4, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              SELLING SHAREHOLDERS

     The Selling Shareholders (the former owners of ICV) acquired 2,200,000 shares of the Common Stock of Primark on October 24, 1996 when the Company acquired ICV. Pursuant to the terms of a Registration Rights Agreement between the Company and the Selling Shareholders dated as of October 24, 1996, the Company has agreed to provide registration rights with respect to such shares.

     The following table sets forth the position held with the Company by each Selling Shareholder for the past three years (except as otherwise noted), the number of shares of Common Stock beneficially owned by the Selling Shareholders as of January 31, 1998, the number of shares of Common Stock offered by the Selling Shareholders pursuant to the accompanying Prospectus and the number of shares of Common Stock offered pursuant to this Prospectus Supplement. The shares of Common Stock offered hereby are those shares that have been acquired at the time of the Company's acquisition of ICV. The following table does not take into account shares of Common Stock which may be sold upon exercise of the over-allotment option.

                                                                         NUMBER OF         NUMBER OF
                                                          SHARES       SHARES BEING       SHARES BEING
                                                       BENEFICIALLY       OFFERED       OFFERED PURSUANT
                                                       OWNED AS OF    PURSUANT TO THE       TO THIS
                                                       JANUARY 31,     ACCOMPANYING        PROSPECTUS
             NAME AND POSITION OF HOLDER                   1998         PROSPECTUS         SUPPLEMENT
             ---------------------------               ------------   ---------------   ----------------
GNI Holdings Limited.................................     103,671          103,671            55,939
Anita Florence Taylor (1)............................     411,735          381,735           205,979
3i plc...............................................     100,457          100,457                --
Harry Ferguson Holdings Ltd..........................      42,011           42,011            21,583
K.E. Ahl & E.J. Kaier trustees for the Timothy James
  Ralph Sheldon Trust UA 5/27/87.....................      84,022           84,022            43,167
Technical Investments Holdings SA....................      66,964           66,964            36,133
Goddard Nominees (Jersey) Limited(2).................   1,205,501        1,205,501           650,472
G McCaldin...........................................       4,681            4,681                --
C A Stevens(3).......................................      64,074           60,274            32,523
Adrian Dear(4).......................................      50,228           50,228                --
Paren Knadjian(5)....................................      61,978           50,228            27,102
Kevin Underwood(6)...................................      37,437           30,137            16,261
Barry Woodward(7)....................................      23,583           18,283             9,865
Tracy Woodward(7)....................................       1,808            1,808               976
                                                        ---------        ---------         ---------
          Total                                         2,258,150        2,200,000         1,100,000
                                                        =========        =========         =========

---------------

(1) Ms. Anita Florence Taylor is the wife of Mr. David Taylor, Managing Director of ICV Limited. As of January 31, 1998, Mr. Taylor held options on 30,000 shares of Primark Common Stock at an exercise price of $26.25 per share.

(2) Goddard Nominees (Jersey) Limited is the trustee for Mr. Christopher Sharples, Chairman of ICV Limited.

(3) Ms. Claire Stevens is the Technical Director of Data Production and a Senior Manager of ICV Limited. As of January 31, 1998, Ms. Stevens held options on 3,800 shares of Primark Common Stock at exercise prices ranging from $26.25 to $29.56.

(4) Mr. Adrian Dear held the position of Director of Marketing of ICV Limited until December of 1996.

(5) Mr. Paren Knadjian is the Director of Marketing and Product Development and a Senior Manager of ICV Limited. As of January 31, 1998, Mr. Knadjian held options on 11,750 shares of Primark Common Stock at exercise prices ranging from $26.25 to $29.56.

(6) Mr. Kevin Underwood is the Group Administration Director and a Senior Manager of ICV Limited. As of January 31, 1998, Mr. Underwood held options on 7,300 shares of Primark Common Stock at prices ranging from $26.25 to $29.56.

(7) Mr. Barry Woodward is the Director of Operations and a Senior Manager of ICV Limited. Ms. Tracy Woodward is his wife. As of January 31, 1998, Mr. Woodward held options on 5,300 shares of Primark Common Stock at prices ranging from $26.25 to $29.56.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated ("BT Alex. Brown" or the "Underwriter") has agreed to purchase from the Selling Shareholders the shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase the total number of shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriter has advised the Selling Shareholders that the Underwriter proposes initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $0.75 per share of Common Stock. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share of Common Stock on sales to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriter.

     The Selling Shareholders have granted the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 165,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriter will offer such additional shares on the same terms on which the 1,100,000 shares of Common Stock are being offered.

     Subject to applicable limitations, the Underwriter, in connection with this Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriter may also place bids or make purchases to reduce a short position created in connection with this Offering. The Underwriter is not required to engage in these activities and may end these activities at any time.

     The Underwriting Agreement contains certain covenants of indemnity among the Underwriter, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Selling Shareholders who are offering shares pursuant to this Prospectus Supplement have entered into agreements prohibiting the sale of shares of Common Stock of the Company for 90 days after the date of this Prospectus Supplement without the prior consent of the Underwriter and the Company.

     The Underwriter is currently providing, and from time to time in the past has provided, investment banking and financial advisory services to the Company for which it will receive or has received customary fees.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering to which this Prospectus Supplement and the accompanying Prospectus relate will be passed upon by Michael R. Kargula, General Counsel of the Company.

                                    EXPERTS

     The consolidated financial statements incorporated in the accompanying Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Selling Shareholders..................  S-1
Underwriting..........................  S-2
Legal Matters.........................  S-3
Experts...............................  S-3
                 PROSPECTUS
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    4
Risk Factors..........................    5
Use of Proceeds.......................    7
Price Range of Common Stock...........    8
Dividend Policy.......................    8
Selling Shareholders..................    9
Selected Consolidated Historical and
  Pro Forma Financial and Operating
  Data................................   10
Unaudited Pro Forma Consolidated
  Financial Information...............   10
Plan of Distribution..................   10
Legal Matters.........................   11
Experts...............................   11

======================================================
======================================================

                                1,100,000 SHARES

                                 [PRIMARK LOGO]

                                  COMMON STOCK

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------
                                  BTALEX.BROWN
                                 MARCH 4, 1998

======================================================